UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8590

THRIFT PLAN FOR EMPLOYEES OF MURPHY OIL CORPORATION

(Full title of the Plan)

MURPHY OIL CORPORATION

(Name of issuer of securities held pursuant to Plan)

300 Peach Street, P. O. Box 7000, El Dorado, Arkansas 71731-7000

(Address of issuer’s principal executive office) (Zip Code)

Thrift Plan for Employees of Murphy Oil Corporation

Table of Contents

*All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required

Report of Independent Registered Public Accounting Firm

Board of Directors

Murphy Oil Corporation

El Dorado, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil Corporation (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

Little Rock, Arkansas

June 24, 2016

Thrift Plan for Employees of Murphy Oil Corporation

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
ASSETS
Investments at fair value	$146,884,309	171,073,905
Participant loans receivable	1,678,539	1,665,086
Total assets available for benefits at fair value	148,562,848	172,738,991
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(226,344)	(503,609)

Net assets available for benefits	$148,336,504	172,235,382

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil Corporation

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Investment activity for the year
Interest and dividend income	$6,943,915
Participant loan interest income	53,264
Net depreciation in market value of investments	(25,145,484)
Contributions
Employer	5,621,395
Employee	7,960,627
Rollover from other plans	1,200,185
Total contributions	14,782,207
Administrative expense credit	39,133
Benefits paid directly to participants	(20,571,913)
Net change for the year	(23,898,878)
Net assets available for benefits at beginning of year	172,235,382
Net assets available for benefits at end of year	$148,336,504

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

1.Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Thrift Plan for Employees of Murphy Oil Corporation [the Plan] have been prepared on the accrual basis and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Benefits are recorded when paid.  The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.  Actual results could differ from those estimates.

Significant Provisions

The following is a summary of certain information related to the Plan, which is sponsored by Murphy Oil Corporation [Murphy] and administered by Murphy’s Employee Benefits Committee [the Committee]. The Plan documents should be referred to for a complete description of the Plan’s provisions.

Each employee, except leased or contract employees, of one of the following companies [identified herein collectively as the Companies and individually as the Company] who is in Covered Employment as defined by the Plan may participate in the Plan.

A.Murphy Oil Corporation.

B.Murphy Exploration & Production Company, a wholly owned subsidiary of Murphy.

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.

A.Salary Deferral Account – participant’s allotments up to a maximum of 25% of base pay for the year, but not to exceed $18,000 annually in 2015.

B.Matching Employer Contribution Account – Company contributions, dollar-for-dollar, based on the participant’s allotments (up to a maximum of 6% of regular earnings including overtime)  made to the Salary Deferral Account.

C.Employee Contribution Account – a non-highly paid participant’s after-tax allotments up to a maximum of 10% of base pay for the year.  If highly paid, no after-tax allotments are allowed.

D.Deductible Contribution Account – participant’s allotments to this account have not been allowed after December 31, 1986, but established accounts have been allowed to remain.

E.Minimum 401(k) Contribution Account – participant’s allotments to this account have not been allowed after March 31, 1992, but established accounts have been allowed to remain.

F.Rollover Account – contributions made by an employee from a prior qualified plan.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements (contd)

G.Discretionary Employer Contribution Account – Company discretionary contributions on a quarterly basis beginning January 1, 2000, of similar amounts to each of certain Retail Business store managers for initial investment in the Murphy Stock Fund (see Note 3).  A vested participant may redirect this investment to the other options described in Note 3.  Participation in this account became frozen as of September 1, 2003.  Employees eligible to receive Company discretionary contributions as of September 1, 2003 continued to receive such contributions after this date until their full entitlement was contributed.  The last Company discretionary contribution was made as of September 30, 2004.

H.Catch-Up Contribution Account – participant’s allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $6,000 for 2015.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expense credit.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

As of January 1, 2008  all active participants in the Plan are immediately vested in all Company contributions.

A vested participant who enrolled prior to January 1, 2008 may withdraw from the Matching Employer Contribution (“Matching Employer”) Account either totally or partially (limited to at least 10%, but no less than $250, or any higher multiple of 5% up to 50% of the account balance) once every 24 months or at any time after reaching age 59½.  Any participant enrolled after December 31, 2007 can only withdraw from the Matching Employer Account after reaching age 59½.

A withdrawal from either a Salary Deferral Account or Catch-up Contribution Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination.  After a hardship withdrawal from a Salary Deferral Account, participation in the Salary Deferral Account and Matching Employer Contribution Account is suspended for six months.

A withdrawal from a Rollover Account is permitted at any time without any penalty or suspension.

Withdrawals from Employee Contribution Accounts or Deductible Contribution Accounts must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal.  No participation penalty is applied to such a withdrawal.

A withdrawal from a Minimum 401(k) Contribution Account is not permissible except upon termination.

A vested participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements (contd)

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986.  A $20 fee is charged for an in-service nonhardship withdrawal.

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance.  A participant may have one general-purpose loan and one residential loan outstanding at any one time.  A residential loan must be approved by the Committee.  The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan.  Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant’s account through after-tax payroll deductions.  Each loan has a $35 initiation fee and a $15 annual maintenance fee.  Interest rates on outstanding loans receivable at December 31, 2015 range from 3.25% to 9.5%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Obligation for Contributions to the Plan

The Company  makes contributions to the Plan based on each participant’s allotments to the Salary Deferral Account subject to a maximum of 6% of the participant’s regular earnings including overtime.  Although the Company has not expressed any intent to terminate the Plan, they may do so at any time.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Murphy USA Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration.  Trustee fees and related expenses will be paid by either the Plan or by participants’ fees.

Basis of Accounting

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements (contd)

2.Net Assets and Investments

All assets in the Plan sponsored by Murphy Oil Corporation are associated only with the Thrift Plan for Employees of Murphy Oil Corporation.  Fidelity Management Trust Company [FMTC], Boston, Massachusetts, is the Trustee for Plan assets.  The Trusts had no nonparticipant-directed investments related to the Plan.

The following table presents the net assets of the Plan as of December 31, 2015 and 2014.

	2015	2014
Investments at fair value
Common Stock
Murphy Oil Corporation	$16,380,751	30,849,799
Murphy USA Inc.	6,449,795	8,635,000
Total common stock	22,830,546	39,484,799
Common/collective trust	31,753,153	34,991,106
Registered investment companies	92,300,610	96,598,000
Participant loans receivable	1,678,539	1,665,086
Net assets at fair value	148,562,848	172,738,991
Adjustment of Common/collective trust to contract value	(226,344)	(503,609)
Net assets	$148,336,504	172,235,382

The Plan’s Investments (including investments bought, sold and held during the year) depreciated in fair value as follows:

2015
Common stock	$(18,926,621)
Registered investment companies	(6,218,863)
(25,145,484)

Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock.  Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.  Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

The Plan invests in a benefit-responsive investment contract with FMTC (Management Income Portfolio II).  FMTC maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan.  As described in Note 1, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements (contd)

Contract value, as reported to the Plan by FMTC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The guaranteed investment contract does not permit the insurance companies or financial institutions to terminate the agreement prior to the scheduled maturity date.

	2015	2014
Average yield of guaranteed investment contract:
Based on actual earnings	1.33%	1.11%
Based on interest rate credited to participants	1.51%	1.32%

With respect to the Murphy Stock Fund, FMTC has arranged to utilize a line of credit to facilitate the purchase activity in the event that trading transactions on any given day exceed the cash position of the stock fund.  At December 31, 2015 and 2014, there was no outstanding balance related to this line of credit.

The following table lists the investments that were 5% or more of the Plan as of December 31, 2015 and 2014.

	2015		2014
Managed Income Portfolio II, common/collective trust, 31,526,809 and 34,487,497 units, respectively	$31,526,809		34,487,497
FMI Large Cap Fund, 1,301,619 and 1,300,756 shares respectively	24,223,131		27,602,042
Murphy Oil Stock Fund, 729,614 and 609,122 shares, respectively	16,380,751		30,849,799
Spartan 500 Index Fund, 122,661 and 119,422 shares, respectively	8,808,321		8,699,903
Spartan Mid Cap Index Fund, 526,657 and 541,332 shares respectively	8,595,038		9,440,832
Murphy USA Common Stock Fund, 106,163 and 125,389 shares, respectively	6,449,795	*	8,635,000
PIMCO Total Return Fund, registered investment company, 604,910 and 739,804 shares respectively	6,091,448	*	7,886,310	*

*Balance did not exceed 5% for the applicable year.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements (contd)

3.Investment Options

Each Plan participant may invest contributions in one or more of 25 investment options.  The following paragraphs briefly describe each of these options.  Except for certain limitations as described below on the Murphy USA Stock Fund, a participant determines how each of his/her accounts is divided among the different options, but any division of a participant’s allotment and Company contributions must be in whole percentages.  Account balance transfers must be at least the greater of 1% of the account balance or $250.

The Murphy Stock Fund [MSF], which is managed by FMTC, is a unitized fund comprised predominantly in the common stock of Murphy Oil Corporation and a small cash component used to facilitate participant transactions.  In 2014, the MSF was converted from a unitized fund, and will hold actual common stock of Murphy Oil.  A participant withdrawing from MSF may elect to receive either cash or Murphy stock.  If the participant elects to receive stock, the value of his/her MSF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.

Murphy USA Stock Fund [MUSASF], which is managed by FMTC, is a fund comprised of common stock of Murphy USA Inc.  A participant withdrawing from MUSASF may elect to receive either cash or Murphy USA stock.  If the participant elects to receive stock, the value of his/her MUSASF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives whole shares and cash for any fractional shares.  Murphy USA was wholly owned by Murphy prior to August 30, 2013, when Murphy’s stockholders received Murphy USA common stock in a spin-off transaction.  The investments in MUSASF resulted from the spin-off of MSF held in the Master Trust at the date of distribution.

The Managed Income Portfolio II [MIP II] is managed by FMTC and has investment contracts with major insurance companies and other approved financial institutions and in certain fixed-income securities; a small portion of MIP II is invested in a money market fund for daily liquidity.  The goal of MIP II is to preserve investment principal and try to maintain a stable $1.00 unit price while earning interest income. Investment contracts held by MIP II pay a specified rate of interest and repay principal upon maturity.  Participant withdrawals and investment option transfers are paid at book value (principal and interest accrued to date) on the contracts.

Spartan Small Cap Index Fund seeks to provide investment results that correspond to the total return of stocks of small-capitalization United States Companies by investing at least 80% of assets in securities included in the Russell 2000 Index.

Spartan Mid Cap Index Fund seeks to provide investment results that correspond to the total return of stocks of mid-capitalization United States companies by investing at least 80% of assets in securities included in the Russell Midcap Index.

Fidelity GNMA Fund seeks a high level of current income consistent with prudent investment risk by normally investing at least 80% of assets in Ginnie Mae’s and repurchase agreements for Ginnie Maes investing in other U.S. Government securities and instruments related to U.S. Government securities.  The fund may engage in transactions that have a leveraging effect on the fund, and may also consider the potential for capital gain.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements (contd)

Vulcan Value Partners Small Cap seeks to achieve long-term capital appreciation by investing primarily in publicly traded small-cap companies that are both undervalued and possess sustainable competitive advantage.  The core position in the fund is generally 5% of the fund’s portfolio and holds about 20 companies across various industries.  The fund may invest up to 30% of its assets in publicly traded foreign securities and may hold up to 10% of net assets in illiquid securities.

FMI Large Cap Fund seeks long term capital appreciation through the purchase of a limited number of large capitalization value stocks.  The fund concentrates its investments on fewer companies than a diversified mutual fund by holding approximately 20-30 stocks, with most major industry groups represented.

PIMCO Income Institutional seeks to maximize current income, with long-term capital appreciation as a secondary objective.  The fund invests at least 65% of its total assets in a multi-sector portfolio of Fixed Income instruments of varying maturities which may be represented by forwards, derivatives, options, or swap agreements.  The fund may invest up to 50% of its total assets in high yield securities rated below investment grade but rated at least Caa by Moodys, or equivalently rated by S&P or Fitch.

PIMCO Total Return Fund Institutional seeks maximum total return and preservation of capital by investing at least 65% of total assets in a diversified portfolio of fixed income instruments of varying maturities which may be represented by forwards, or derivatives such as options, futures contracts, or swap agreements.  The fund may invest up to 10% of its total assets in high yield securities rated B or higher by Moodys, or equivalently rated by S&P or Fitch.

Spartan U.S. Bond Index Fund seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Barclays U.S. Aggregate Bond Index by investing at least 80% of the fund assets in bonds included in the Barclays Capital U.S. Aggregate Bond Index.  The fund engages in transactions that have a leveraging effect on the fund, including investments in derivatives such as swaps (interest rate, total return and credit default) and futures contracts.

The Fidelity Diversified International Fund managed by FMRC is a growth mutual fund that invests in common stocks of foreign companies.  The goal of the fund is to increase its value over the long term through capital growth.  If a participant invests in this option and holds it for less than 30 days, the fund will deduct a trading fee of 1% of the ending value of shares sold.

The Fidelity Freedom Income Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 17% of its assets in domestic equity funds, 7% in international equity funds, 46%  in Bond funds and 30% in short-term funds.  The goal of the fund is to provide high current income and capital appreciation for those already in retirement.

The Company offers eleven separate Fidelity Freedom Funds with target retirement dates in five-year increments ranging from 2005 to 2055.  The Freedom Fund family is managed by Strategic Advisors, Inc., and comprises asset allocation mutual funds that primarily invest in a combination of domestic and international equity funds, investment grade and high yield fixed income funds and short-term mutual funds.  The Freedom Funds are designed to target an investor’s anticipated retirement date, and the asset allocation mix becomes increasingly conservative over time as the target retirement date approaches.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements (contd)

The Spartan 500 Equity Index Fund 500 is an index mutual fund that normally invests at least 80% of its assets in common stocks included in the S&P 500® Index, which broadly represents the performance of common stocks traded in the U.S.  The goal of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the U.S.

Valuations of individual participants’ investments in each investment option and of the total beneficial interest of the Plan are determined by Fidelity Investments Institutional Operations Company, Inc.

4.  Risk and Uncertainties

The Plan provides for investment in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

At December 31, 2015 and 2014, the Plan had significant concentrations of credit risk in the Managed Income Portfolio II (MIP II).

5.  Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. [FIIOC] handles record keeping and administration of the Plan.  Certain of the Plan’s investment options are in mutual funds managed by Fidelity Management & Research Company [FMRC].  FIIOC and FMRC are both affiliates of Fidelity Management Trust Company [FMTC], who is the Trustee for the Plan and also manages the Managed Income Portfolio II, the Murphy Stock Fund and the Murphy USA Stock Fund.  FMRC’s fees were deducted from the earnings of the mutual funds it manages.  The Plan received a net credit of  $39,133 in net trustee and administrative fees from FMTC and FIIOC in 2015.  In addition, the Plan provides for investment in Murphy Oil Corporation common stock and participant loans, which also qualify as party-in-interest transactions.  These transactions are covered by exemptions from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code of 1986, as amended.

6.  Income Taxes

The Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, the  Plan is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended.  A favorable determination letter dated July 1,  2014 was received by the Plan.  With few exceptions, the Plan is no longer subject to U.S. Federal income tax examinations by tax authorities subsequent to 2012.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements (contd)

7.  Assets at Fair Value

The Company carries certain assets at fair value in its Statements of Net Assets Available for Benefits.

The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality.  Level 1 inputs are quoted prices in active markets for identical assets or liabilities.  Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statements  of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock and mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  Level 2 securities include common/collective trust.  The common/collective trust’s fair value is determined by estimated cash flows less surrender charges.  In certain cases where Level 1 or Level 2 inputs are not available, securities or other investments would be classified within Level 3 of the hierarchy.    The Plan had no Level 3 investments at December 31, 2015 or 2014.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements (contd)

The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2015 and 2014.

	Fair Value Measurements Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2015	Fair Value	(Level 1)	(Level 2)	(Level 3)
Common Stock
Oil and Gas (Murphy)	$16,380,751	16,380,751	–	–
Retail Fuel (Murphy USA)	6,449,795	6,449,795	–	–
Mutual Funds
Large Growth	65,820,190	65,820,190	–	–
Income	9,033,787	9,033,787	–	–
Small Cap	2,978,288	2,978,288	–	–
Mid Cap	8,595,038	8,595,038	–	–
International	5,873,307	5,873,307	–	–
Common/collective Trust	31,753,153	–	31,753,153	–
Total at Fair Value	$146,884,309	115,131,156	31,753,153	–
December 31, 2014
Common Stock
Oil and Gas (Murphy)	$30,849,799	30,849,799	–	–
Retail Fuel (Murphy USA)	8,635,000	8,635,000	–	–
Mutual Funds
Large Growth	66,129,247	66,129,247	–	–
Income	10,421,688	10,421,688	–	–
Small Cap	3,274,543	3,274,543	–	–
Mid Cap	9,440,832	9,440,832	–	–
International	7,331,690	7,331,690	–	–
Common/collective Trust	34,991,106	–	34,991,106	–
Total at Fair Value	$171,073,905	136,082,799	34,991,106	–

The above table does not include Participant loans receivable in the amount of $1,678,539 and $1,665,086 at December 31, 2015 and 2014, respectively.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements (contd)

8.  New Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-07-Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or its Equivalent).  ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification Topic 820,  Fair Value Measurement.  Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient.  ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented.  Early application is permitted.  Management has elected to not adopt ASU 2015-07 early.  Plan management does not believe this guidance will have a significant impact on the Plan’s financial statements.

In July 2015, the FASB issued ASU 2015-12- Plan Accounting:  Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.  Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures.   Contract value is the only required measure for fully benefit-responsive investment contracts.   Part II of the ASU eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type.  It also simplifies the level of disaggregation of investments that are measured using fair value.  Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.  Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  The ASU is effective for fiscal years beginning after December 15, 2015.  Parts I and II are to be applied retrospectively.  Plans can early adopt any of the ASU’s three parts without early adopting the other parts.  Management has elected to not adopt ASU 2015-12 early.  Plan management does not believe this guidance will have a significant impact on the Plan’s financial statements.

Thrift Plan for Employees of Murphy Oil Corporation

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of Issuer	Description of Investment	Current Value
Managed Income Portfolio II Class 1	Common/Collective Trust, 31,526,809 shares	$31,753,153
*FMI Large Cap Index	Registered Investment Co., 1,301,619 shares	24,223,131
Murphy Stock Fund	Common Stock Fund, 729,614 shares	16,380,751
Spartan 500 Index Inst	Registered Investment Co., 122,661 shares	8,808,321
Spartan Mid Cap Index	Registered Investment Co., 526,657 shares	8,595,038
*FID Freedom 2025	Registered Investment Co., 533,517 shares	6,636,946
Murphy USA Stock Fund	Common Stock Fund, 106,163 shares	6,449,795
PIMCO Total Return Inst.	Registered Investment Co., 604,910 shares	6,091,448
*FID Diversified Intl	Registered Investment Co., 167,522 shares	5,873,307
*FID Freedom 2020	Registered Investment Co., 374,202 shares	5,437,149
*FID Freedom 2035	Registered Investment Co., 314,399 shares	3,933,132
*FID Freedom 2030	Registered Investment Co., 234,492 shares	3,566,625
*FID Freedom 2040	Registered Investment Co., 357,372 shares	3,141,300
*FID Freedom 2015	Registered Investment Co., 213,903 shares	2,549,722
Vulcan Value Ptrs. Smcp.	Registered Investment Co., 154,915 shares	2,452,312
*FID Freedom 2045	Registered Investment Co., 212,010 shares	2,105,259
PIMCO Income Inst.	Registered Investment Co., 177,342 shares	2,080,219
*FID Freedom 2050	Registered Investment Co., 164,954 shares	1,644,587
*FID Freedom 2005	Registered Investment Co., 95,986 shares	1,103,840
*FID Freedom Income	Registered Investment Co., 87,096 shares	967,639
*FID Freedom 2010	Registered Investment Co., 58,387 shares	851,279
*FID Freedom 2055	Registered Investment Co., 76,483 shares	851,260
Spartan Small Cap Index	Registered Investment Co., 34,022 shares	525,976
Spartan U.S. Bond Index	Registered Investment Co., 37,902 shares	435,499
*FID GNMA	Registered Investment Co., 37,033 shares	426,621
Participant loans receivable		1,678,539
Net assets at fair value		$148,562,848

*Party-in-interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN FOR EMPLOYEES OF

MURPHY OIL CORPORATION

Date: June 27, 2016

By:    /s/ Kelli M. Hammock

Kelli M. Hammock

Senior Vice President, Administration and

 Chair of Employee Benefits Committee,

 Murphy Oil Corporation